Exhibit 99.(a)(1)(xi)

SPIRENT STOCK OPTION PLAN

Option Exchange Program

REMEMBER THE DEADLINE
IS
5pm US Eastern Time Monday September 15, 2003

  If you participate in the SSOP and have options with an exercise price of £1.40 or above per share, you should have received an Option Exchange package by now. If you haven't received your package, please contact your local plan representative/HR dept. Please read the documents contained in the package carefully and then ensure that your local representative receives your reply before the deadline.

  FOR ADDITIONAL INFORMATION VISIT INSIDESPIRENT

  ONLY OPTIONS GRANTED UNDER THE SPIRENT STOCK OPTION PLAN WITH AN EXERCISE PRICE OF £1.40 OR ABOVE PER SHARE ARE ELIGIBLE FOR THE EXCHANGE PROGRAM. OTHER ELIGIBILITY REQUIREMENTS, TERMS AND CONDITIONS APPLY. THIS POSTER DOES NOT CONSTITUTE AN OFFER TO HOLDERS OF OPTIONS UNDER THE SPIRENT STOCK OPTION PLAN TO EXCHANGE OPTIONS UNDER THE OPTION EXCHANGE PROGRAM.